Exhibit 99.50

Elemental Altus Royalties Publishes 2024 Asset Handbook

Vancouver, British Columbia--(Newsfile Corp. - December 9, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or "the Company") announces the publication of the 2024 edition of its Annual Asset Handbook, providing detailed information about the Company's portfolio of high-quality production, development, and exploration stage royalties, as well as the operators' underlying Mineral Resource and Mineral Reserve Estimate information. The handbook can be downloaded from the Company's website at www.elementalaltus.com.

Frederick Bell, CEO of Elemental Altus, commented:

"2024 is set to be another record year for Elemental Altus, with significant growth in adjusted revenue and free cash flowwhile continuing to build out the Company's development royalties. We are delighted to release the second edition of the Asset Handbook, featuring our newly acquired assets as well as significant project updates over the last 12 months. This Handbook exhibits the strength and depth of our portfolio, with over 80 royalties covering approximately 13,500 square kilometres. We look forward to continuing our strong momentum into 2025."

2024 Highlights:

•	The Company doubled its existing producing royalties over the Bonikro gold mine, the Ballarat gold mine and SKO, which forms part of Northern Star's world class Kalgoorlie Operations

•	Similarly increased ownership over 21 of the Company's exploration and development royalties in Australia

•	Acquired an uncapped 4.0% NSR on the Mactung Project in Canada currently being advanced by Fireweed Metals Corp, a Lundin Group company

•	Allied Gold Corp. announced the commencement of mining at Elemental Altus' newest producing royalty Korali-Sud1, formerly known as Diba, over which the Company has a 3.0% NSR over the first 226,000 ounces gold produced, and an uncapped 2.0% NSR thereafter, plus a further US$5 million in milestone payments

•	Capricorn Metals Ltd announced a 30% production expansion at Elemental Altus' cornerstone Karlawinda Gold Project, targeting an increased production rate of 150,000 ounces per annum2

•	Arizona Sonoran Copper Company Inc. released an updated NI 43-101 Preliminary Economic Assessment on the Cactus Project, over which the Company has an uncapped 0.68% NSR royalty, outlining a conceptual open-pit operation targeting 232 million pounds average annual copper cathode production over the first 20 years of operation3

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit:

www.discoverygroup.ca or contact +1 604 646 4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release. Capricorn's press release and disclosure (including that referred to in this press release) includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.

Notes

1) "Allied Gold Announces Third Quarter 2024 Results: Implementing Operational Improvements, Securing Key Regulatory Approvals, Advancing Development at Kurmuk and Sadiola, and Strengthening Financial Flexibility Through Strategic Initiatives", dated November 7, 2024, at https://alliedgold.com/

2) "Karlawinda Expansion to Increase Annual Gold Production to 150,000 Ounces", dated October 29, 2024, at https://capmetals.com.au/

3) "Arizona Sonoran Standalone PEA for Cactus Open Pit Project Reports Post-Tax NPV8 of US$2.03 Billion (C$2.77 Billion) and IRR of 24% and LOM EBITDA of US$11.29 Billion (C$15.36 Billion)" dated August 7, 2024, at https://arizonasonoran.com/

Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/233001